SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2012
WASH, D.C.
196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 27862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seattle-Northwest Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Fifth Avenue, Suite 4300
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Newhouse 206-628-2865
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12014753

3/31 *KW

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Newhouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seattle-Northwest Securities Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JON M. LABONITE
COMMISSION EXPIRES
NOTARY
PUBLIC
2-28-16
STATE OF WASHINGTON

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEATTLE-NORTHWEST SECURITIES CORPORATION AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm and Consolidated Statements of Financial Condition

December 31, 2011 and 2010

Moss Adams is committed to conserving natural resources and uses recycled and recyclable paper materials for our client financial statements, stationery, and other business papers. The paper used to print this statement is made from 100 percent postconsumer recycled fiber. It's manufactured using 100 percent renewable green energy and has both Green Seal and Forest Stewardship Council certification. And while it costs us a bit more than conventional paper, we feel strongly about sustainability and take pride in our efforts to help preserve our environment.

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Seattle-Northwest Securities Corporation and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Seattle-Northwest Securities Corporation and Subsidiary (the Company) as of December 31, 2011 and 2010. These consolidated financial statements are the responsibility of the management of Seattle-Northwest Securities Corporation and Subsidiary. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seattle-Northwest Securities Corporation and Subsidiary as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 27, 2012

SEATTLE-NORTHWEST SECURITIES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
Cash	$ 1,345,405	$ 842,781
Deposits with Clearing Organization	136,508	819,116
Receivables		
Brokers and Dealers	4,353,389	686,983
Customers	-	51,192
Other	1,528,432	1,335,339
Securities Purchased Under Agreements to Resell	27,693,072	11,285,625
Securities Owned	40,672,929	14,351,953
Office Furniture, Equipment and Leasehold Improvements, net of Accumulated Depreciation and Amortization of $2,690,148 and $2,512,104	845,393	328,672
Intangible Assets Associated with Customer Relationships, net	158,333	208,333
Other Assets	518,464	436,185
	$ 77,251,925	$ 30,346,179

LIABILITIES AND SHAREHOLDERS' EQUITY

	2011	2010
Bank Loans	$ -	$ 5,350,000
Securities Sold Under Agreements to Repurchase	9,307,028	2,202,319
Payables to Brokers and Dealers	31,870,486	197,931
Securities Sold But Not Yet Purchased	27,489,265	11,165,253
Accounts Payable	202,231	671,050
Accrued Liabilities	1,463,642	1,889,809
	70,332,652	21,476,362
Commitments and Contingencies (Note 5)		
Liabilities Subordinated to Claims of General Creditors (Note 8)	305,000	-
Common Stock (Note 7)	7,357	7,647
Additional Paid-In Capital	10,592,306	10,952,483
Accumulated Deficit	(3,985,390)	(2,090,313)
	6,614,273	8,869,817
	$ 77,251,925	$ 30,346,179

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization - Seattle-Northwest Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company operates primarily in the Northwest, however it also serves institutional and broker-dealer clients throughout the United States. The Company is also engaged in investment management services through SNW Asset Management, a wholly-owned subsidiary. The consolidated financial statements include the amounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation. The Company is wholly-owned by its employees either directly or through an Employee Stock Ownership Plan (ESOP). As of December 31, 2011 and 2010, the ESOP owned approximately 100% of Seattle-Northwest Securities Corporation outstanding common stock.

Receivables From and Payables to Brokers and Dealers - Such amounts principally represent the contract value of securities that have not been delivered or received by settlement date.

Receivables From and Payables to Customers - Such amounts principally represent amounts due on cash transactions. Securities owned by customers and non-customers are held as collateral for receivables. Such collateral is not reflected in the Company's consolidated financial statements.

Other Receivables - Such amounts principally represent amounts invoiced for financial advisory work performed. The Company provides an allowance for doubtful accounts based on management's evaluation of existing accounts outstanding and historical experience related to such activity. At December 31, 2011 and 2010, allowances for estimated losses on accounts totaled approximately $5,100 and $30,200, respectively.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are financing transactions that are collateralized by negotiable securities, in amounts equaling 100% of the agreements, and are carried at the amounts at which the securities will be subsequently repurchased or resold, as specified in the respective agreements, including accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by nationally recognized dealers or clearing houses. The Company monitors daily the market value of the securities acquired or sold as compared to the amounts due or owed under the resell or repurchase agreements, including accrued interest. The Company enters into new resell or repurchase agreements if any material deficiencies exist. The Company offsets certain resell and repurchase agreements that are executed with the same counterparty and meet criteria for the legal right of offset.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Securities Owned - Of securities owned at December 31, 2011, and 2010, $0 and $5,395,166 were pledged as collateral on a bank loan, respectively (see Note 2) and $9,310,863 and $2,543,399 were pledged as collateral on securities sold under agreements to repurchase, respectively.

Securities Sold, Not Yet Purchased - In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2011 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2011.

Securities Valuation - Securities inventory, which includes securities owned and securities sold but not yet purchased, is carried at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. Generally accepted accounting principles (GAAP) establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company has various types of bonds in its inventory balances, including securities owned, securities purchased under agreements to resell, securities sold not yet purchased, and securities sold under agreements to repurchase. All securities are categorized as Level 2 and are valued using observable inputs such as spreads to comparable agency securities, treasury securities, or published pricing scales.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Office Furniture, Equipment and Leasehold Improvements - Office furniture and equipment are carried at cost and are principally depreciated over their estimated useful lives according to accelerated methods of depreciation for both book and tax purposes. Leasehold improvements are also carried at cost and are amortized on an accelerated basis over the shorter of the term of the office lease or their estimated useful lives.

Intangible Assets Associated with Customer Relationships - The purchased customer relationships assets primarily involve contracts with customers that will continue to be served by the Company. The resulting intangible assets are being amortized on a straight-line basis over a period of ten years. The Company performs impairment analyses annually. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the assets to fair value. No impairment was recorded during 2011 or 2010.

Revenue Recognition - Security transactions are recorded on the trade date. Interest income and expense on security positions are recorded on the accrual basis. Underwriting revenue is recognized at the time the underwriting is completed and the revenue is reasonably determined. Municipal consulting fees are recorded on the accrual basis on the date the issue is underwritten. Commission expense is recorded on trade date.

Income Taxes - The Company has been recognized by the Internal Revenue Service as an S Corporation, which is a non-taxable entity. As the Company became a non-taxable entity effective July 1, 2003, the Company may be subject to taxes on any built-in gains if certain assets are sold prior to July 1, 2013.

The Company follows Financial Accounting Standards Board Accounting Standards Codification (ASC) 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosure required. The Company does not have any uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The U.S. federal statute of limitations remains open for 2006 and onward.

Financial Instruments - The Company's financial instruments consist of cash, accounts receivable, securities purchased under agreements to resell, securities owned, deposits with clearing organizations, bank loans, securities sold under agreements to repurchase, corporate and municipal securities sold but not yet purchased, payables to brokers and dealers accounts payable, accrued liabilities and liabilities subordinated to claims of general creditors. The fair values of these financial instruments approximate their carrying values.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Subsequent Events - Subsequent events are events or transactions that occur after the date of the statement of financial condition, but before financial statements are issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the consolidated financial statements. The Company's consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did exist at the date of the statement of financial condition, but arose after the date of the statement of financial condition and before consolidated financial statements are issued.

The Company has evaluated subsequent events through February 27, 2012, which is the date the consolidated financial statements were issued.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements. The Company's evaluation of contingent liabilities (see Note 5) is a significant estimate. Actual results could differ from those estimates, and the differences could be material.

Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities whose counterparties primarily include brokers and dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2011, the Company has sold securities under agreements to repurchase with one counterparty totaling $9,307,208, or 100% of total securities sold under agreements to repurchase. The Company has purchased securities under agreements to resell with two counterparties totaling $27,693,072, or 100% of total securities purchased under agreements to resell.

The Company maintains its cash balances in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

Note 2 - Bank Loan

During 2010 the Company borrowed from a bank on a demand basis. Borrowings were secured by securities owned, in amounts equaling 100% of outstanding borrowings, pledged as collateral. The Company had outstanding borrowings from the bank of $5,350,000 as of December 31, 2010. This practice was terminated in 2011.

Note 3 - Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1 for a discussion of the Company's fair value measurement accounting policies.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Balance as of December 31, 2011
ASSETS				
Securities Purchased Under Agreements to Resell				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ 27,693,072	$ -	$ 27,693,072
Securities Owned				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ 25,699,759	$ -	$ 25,699,759
Debt securities issued by states of the United States and political subdivisions of the states	-	1,285,061	-	1,285,061
Corporate debt securities	-	13,688,109	-	13,688,109
Total Securities Owned	$ -	$ 40,672,929	$ -	$ 40,672,929
LIABILITIES				
Securities Sold Under Agreements to Repurchase				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ (9,307,028)	$ -	$ (9,307,028)
Securities Sold But Not Yet Purchased				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ (27,479,265)	$ -	$ (27,479,265)
Debt securities issued by states of the United States and political subdivisions of the states	-	(10,000)	-	(10,000)
Total Securities Sold But Not Yet Purchased	$ -	$ (27,489,265)	$ -	$ (27,489,265)

Note 3 - Fair Value Measurements (Continued)

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Balance as of December 31, 2010
ASSETS				
Securities Purchased Under Agreements to Resell				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ 11,285,625	$ -	$ 11,285,625
Securities Owned				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ 7,122,179	$ -	$ 7,122,179
Debt securities issued by states of the United States and political subdivisions of the states	-	2,477,862	-	2,477,862
Corporate debt securities	-	4,751,912	-	4,751,912
Total Securities Owned	$ -	$ 14,351,953	$ -	$ 14,351,953
LIABILITIES				
Securities Sold Under Agreements to Repurchase				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ (2,202,319)	$ -	$ (2,202,319)
Securities Sold But Not Yet Purchased				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ (11,165,253)	$ -	$ (11,165,253)
Total Securities Sold But Not Yet Purchased	$ -	$ (13,367,572)	$ -	$ (13,367,572)

Note 4 - Related Parties

Certain related-party transactions, which are principally the execution of security trades and shareholder loans, occur between the Company, its principal shareholders and its related ESOP. Security trades are consummated under terms and conditions that are considered to be comparable to other customers. At December 31, 2011 and 2010, the amount of non-forgivable shareholder loans included in other receivables was $11,400 and $10,500, respectively.

Note 5 - Commitments and Contingencies

In the normal course of business, the Company enters into when-issued and underwriting commitments. The price of the underlying securities and date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. Losses may arise due to changes in the market value of the securities or from the inability of counterparties to meet the terms of the contract. Open commitments at December 31, 2011, which were subsequently settled, had no material effect on the financial condition and results of operations of the Company. No commitments were open at December 31, 2010.

In connection with securities purchases, the Company is required to hold liquid assets as collateral with the custodian sufficient to cover the purchase price. At December 31, 2011 and 2010, $10,000 and $455,000 was held as collateral, respectively.

The aggregate annual non-cancelable rental commitments at December 31, 2011 under all office leases, subject to certain escalation charges, are as follows:

2012	$ 794,456
2013	801,138
2014	585,974
2015	236,993
2016	218,583
Thereafter	955,884
	$ 3,593,028

The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2011, no liability was recorded, because no losses are expected.

Note 6 - Employee Stock Ownership Plan

The Company's ESOP covers all of the Company's eligible employees. An employee is eligible to participate in the ESOP on either July 1 or January 1 following their date of hire. Plan contributions are based on a percentage of an employee's elective deferrals as well as Company profitability. Employees vest in plan contributions over a three-year period. The amount of the annual Company contribution under the ESOP is determined based on the return on shareholders' equity achieved during the Company's fiscal year as well as the amount of total compensation an employee defers.

Note 7 - Buy-Sell Agreement

The Company has an agreement for the purchase and sale of stock that limits ownership and transferability of its shares amongst its employees and its ESOP. The agreement specifies the Company can redeem and cancel its shares at the fair market value of those shares in the event of death, disability or retirement of a shareholder/employee or under other circumstances with payment being made, if the Company so desires, in the form of a note which may be subordinated. Repayment of principal is made in four annual installments bearing interest at variable rates.

Note 8 - Subordinated Notes

During 2011, the Company issued subordinated notes totaling $305,000. At December 31, 2011, $305,000 of subordinated notes was outstanding. No subordinated notes were outstanding as of December 31, 2010.

Note 9 - Capital Requirements

The Company is required to maintain minimum capital as defined in certain "net capital rules" of the SEC. The Company used the alternative method permitted by Rule 15c3-1 which requires that it maintains net capital in excess of the greater of $250,000 or 2% of aggregate debit balances as defined in the Formula Reserve Requirements under Rule 15c3-3. At December 31, 2011 and 2010, the Company's net capital was $3,207,801 and $6,130,195, respectively, which exceeded minimum capital requirements by $2,957,801 and $5,880,195, respectively.

In 2011, the Company had no aggregate debit items. In 2010, the Company's net capital was 260% of aggregate debit items.